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                              May 11, 2023

       Quentin Koffey
       Managing Partner and Chief Investment Officer
       Politan Capital Management LP
       106 West 56th Street, 10th Floor
       New York, New York 10019

                                                        Re: Masimo Corporation
                                                            DFAN14A filed May
2, 2023
                                                            Filed by Politan
Capital Management et al.
                                                            File No. 001-33642

       Dear Quentin Koffey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

       DFAN14A filed May 2, 2023

       Press Release dated May 2, 2023, page 1

   1. Avoid making statements that directly or indirectly impugn the character, integrity or personal reputation or
make charges of illegal, improper or immoral conduct without factual foundation. See
Rule 14a-9. In future filings, avoid statements like the following without appropriate
factual foundation: "[t]he Board has enacted widely criticized and illegal bylaws"
(emphasis added).
       Website (www.AdvanceMasimo.com), page 1

   2. Your website asserts that Masimo "refused to comply with its 2015 governance agreement to expand the Board to
seven directors." Please revise to provide a factual foundation for this assertion.
 Quentin Koffey
Politan Capital Management LP
May 11, 2023
Page 2
3.       Refer to comment 1 above. We note your assertion that "Mr. Kiani   s
illegal employment
         agreement means Masimo   s Board is permanently staggered" (emphasis
added). Please
         revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at (202) 551-8573 at Christina Chalk at (202)
551-3263.



FirstName LastNameQuentin Koffey                            Sincerely,
Comapany NamePolitan Capital Management LP
                                                            Division of
Corporation Finance
May 11, 2023 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName